EXHIBIT 2

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE                 SECURITIES AUTHORITY

www.tase.co.il                          www.isa.gov.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

    Subject of the Event:Press Release with the Publishing of the Financial
                                   Statements

                                                                    MAY 26, 2009

As the privatization process progresses: THE EQUITY OF THE INDUSTRIAL DEVELOPMENT BANK INCLUDING THE PREFERENCE SHARES STOOD ON MARCH 31, 2009 AT APPROXIMATELY NIS 686 MILLION.

THE EQUITY OF THE BANK, INCLUDING THE PREFERENCE SHARES - WHICH ACCORDING TO THE ACCOUNTING PRINCIPLES IN ISRAEL ARE CLASSIFIED FROM AN ACCOUNTING STANDPOINT AS A LIABILITY - STOOD ON MARCH 31, 2009 AT APPROXIMATELY NIS 686 MILLION AS COMPARED WITH APPROXIMATELY NIS 643 MILLION ON DECEMBER 31, 2008. In should be noted that according to the accepted accounting principles in the United States (which are applied by the Bank in its annual reports filed with the SEC in the United States) the Preference shares are included in the equity of the Bank

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS AND URI GALILI, THE GENERAL MANAGER NOTED WITH SATISFACTION THAT THE SALE PROCESS OF THE BANK TO WHICH MUCH EFFORT AND PREPARATION HAVE BEEN DEVOTED IS PROGRESSING AS PLANNED AND THE APPLICATION-FILING STAGE OF INTERESTED PARTIES WAS SUCCESSFULLY COMPLETED ON MAY 21ST. AT THE SAME TIME, THE CURRENT ACTIVITIES OF THE BANK CONTINUE, CONCENTRATING ON COLLECTION OF DEBTS, IMPROVING PROBLEMATIC CREDITS, MANAGEMENT OF THE ASSET AND LIABILITY SYSTEM, AND EFFICIENCY ACTIONS, INCLUDING AN ADDITIONAL REDUCTION IN EXPENSES AND EMPLOYEES. IN ADDITION, IN LIGHT OF THE POSSIBLE PRIVATIZATION OF THE BANK, THE BANK AND THE MINISTRY OF FINANCE ARE CARRYING ON CONTACTS REGARDING THE ASSIGNMENT TO THE STATE OF ISRAEL OF THE CREDIT THAT THE BANK GRANTED, WITH STATE GUARANTEE, TO THE ELECTRIC COMPANY AND THE STATE'S DEPOSIT WHICH SERVED AS A SOURCE FOR THE CREDIT, AND REGARDING THE PRE-PAYMENT TO THE STATE OF ITS DEPOSITS WITH THE BANK WHICH SERVED AS A SOURCE FOR THE GRANTING OF LOANS BY THE BANK AND ON ITS OWN RESPONSIBILITY WHOSE BALANCE IS APPROXIMATELY NIS 319 MILLION.

THE PROFIT FROM ORDINARY OPERATIONS AFTER TAX IN THE FIRST QUARTER OF 2009 AMOUNTED TO NIS 37.2 MILLION. This amount is prior to the charge to expenses of the exchange-rate differentials and the current dividend accumulated for the benefit of the holders of the Bank's Preference shares, a charge which derives from the accounting classification of the Preference shares as a liability. These expenses which were first charged this quarter in the Profit and Loss Statement of the Bank amount to NIS 59.6 million, so that after the recording of these expenses, THE LOSS IN THE FIRST QUARTEr of 2009 amounts to NIS 22.4 million.


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PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the
first quarter of 2009 amounted to NIS 35.8 million compared with NIS 11.3 million for the comparable period in 2008.

The increase in the profit from financing operations was due mainly to the following factors:

     o An increase in the scope of assets included in the financing activity whose source is from funds paid to the Bank from the payment of the perpetual deposit that was deposited with the Ministry of Finance until December 31, 2008.

     o An increase in the surplus of dollar-assets as a result of a decision to increase the scope of dollar-linked assets due to the fact that the general equity of the Bank includes dollar-linked Preference shares that are classified as a liability from an accounting standpoint.

     o A decrease in the scope of problematic loans classified as non-income bearing loans and the impact of the decrease of the rate of interest in the market on the extent of the non-accumulation of income on non-income bearing loans.

The decrease in the scope of credit granted by the Bank, as part of the policy implemented by the Bank during the past years, set-off some of the above increase.

In the first quarter of 2009 and in the first quarter of 2008 the profit from financing operations was influenced by substantial income from collection of interest for problematic debts, which amounted to NIS 6.6 million and NIS 9.0 million, respectively.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2009 this item recorded income in the amount of NIS 12.1 million compared with income in the amount of NIS 11.1 million in the first quarter of 2008. The prominent change in the allowance for doubtful debts in this quarter resulted from the resolution of the Board of Directors to strike-out the supplementary and general allowance which had been maintain under the Directives of the Supervisor of Banks which ceased to apply to the Bank, and to implement instead an allowance based upon sector risk characteristics. This allowance as of March 31, 2009 amounts to NIS
30.3 million as compared with the supplemental and general allowance in the amount of NIS 41.8 million as of December 31, 2008, meaning a decrease of NIS
11.5 million.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 47.9 million in the first quarter of 2009 compared with NIS 22.4 million in the first quarter of 2008.


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INCOME FROM OPERATING AND OTHER ACTIVITIES showed an income of NIS 1.3 million in the first quarter of 2009 compared with an expense of NIS 0.1 million in the first quarter of 2008. The increase is completely a result of profits on the severance funds which were recorded as other income.

OPERATING AND OTHER EXPENSES totaled NIS 8.1 million in the first quarter of 2009 compared with NIS 19.4 million in the first quarter of 2008. The operating expenses in the first quarter of 2008 included an allowance of NIS 11.0 million in connection with the signed special retirement agreement regarding the plan to privatize the Bank. In the first quarter of 2009 this item includes an expense in the amount of NIS 0.8 million for the update of the amount of liability in connection with the above agreement.

TOTAL CREDIT TO THE PUBLIC, excluding credit guaranteed by the State of Israel to the Israel Electric Company Ltd. amounts to NIS 404 million as of March 31, 2009 compared with NIS 408 million as of December 31, 2008. The decrease in the volume of credit is less than the volume of the collection of credit due to the fact that the increase in the dollar exchange rate resulted in an increase in the balance of dollar-linked loans, and also as a result of the striking-out of the additional allowance for doubtful debts and replacing it with an allowance based upon risk characteristics, whose sum is less by some NIS 11 million.

DEPOSITS WITH BANKS The balance of deposits with banks as of March 31, 2009 amounts to NIS 601 million as compared with approximately NIS 35 million as of March 31, 2008 and approximately NIS 575 million as of December 31, 2008. The increase in the balance of deposits at the end of 2008 is a result of the payment of the perpetual deposit. The increase in the balance of deposits with banks in the first quarter of 2009 is due to both the continued realization of the Bank's assets and also to the results of the current operations.

The date and time when the Company was first made aware of the event or matter:
May 25, 2009 at 12:30 P.M.